AB
3/12

14046772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-68298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Four Bridges Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Broad Street, Suite 201
(No. and Street)

Chattanooga (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Rowe 423-266-4630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Hutcherson & McCullough
(Name – *if individual, state last, first, middle name*)

1200 Market St. (Address) Chattanooga (City) TN (State) 37402 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Christopher D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Four Bridges Capital Advisors, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. BRADDOCK STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Signature

Chief Compliance Officer

Title

Notary Public

My commission expires 11-13-16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOURBRIDGES CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, Chris Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Four Bridges Capital Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOURBRIDGES CAPITAL ADVISORS, LLC

INDEX TO REPORT

DECEMBER 31, 2013

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

Report on the Financial Statement

We have audited the accompanying statement of financial condition of FourBridges Capital Advisors, LLC as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1200 MARKET STREET | CHATTANOOGA, TN 37402 | T 423.756.7771 | F 423.265.8125

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FourBridges Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedule on page 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chattanooga, Tennessee
February 24, 2014

Henderson Hutcherson
& McCullough, PLLC

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

ASSETS		
Cash	$	353,087
Accounts receivable, net of allowance of $20,205		46,338
Office equipment, less accumulated depreciation of $193		5,252
Other assets		95
Total assets	$	404,772

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	34,540
Accrued expenses		25,317
Total liabilities		59,857
MEMBER'S EQUITY		344,915
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	404,772

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

REVENUES	
Advisory revenue	$ 668,974
Retainers	209,655
Consulting fees	105,475
Revenues	223,142
Other revenue	625
Total revenue	1,207,871
EXPENSES	
Employee compensation and benefits	615,999
Regulatory fees and expenses	14,574
Occupancy	32,828
Other	431,381
Total expenses	1,094,782
NET INCOME	$ 113,089

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

BALANCE - JANUARY 1, 2013	$ 121,826
Net income	113,089
Additional paid-in capital	110,000
BALANCE - DECEMBER 31, 2013	$ 344,915

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 113,089
Non cash expense included in net income:	
Depreciation	193
(Increase) decrease in operating assets:	
Accounts receivable	(35,689)
Allowance for doubtful accounts	10,205
Other assets	(95)
Increase in operating liabilities:	
Accounts payable and accrued liabilities	39,857
Net cash from operating activities	127,560
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment	(5,445)
Net cash from investing activities	(5,445)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	110,000
Net cash from financing activities	110,000
NET CHANGE IN CASH	232,115
Cash - beginning of year	120,972
Cash - end of year	$ 353,087

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Capital Advisors, LLC (the "Company") was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. Management considers accounts that are greater than ninety days past due to be delinquent. The Company currently does not charge interest on past due accounts. Management will determine the estimate of its bad debts allowance on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account.

Depreciation

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. The estimated useful lives of office equipment are generally 5-7 years.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

Under the guidance of FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2010 through December 31, 2013, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2013.

Recognition of Income

The Company records fees from advisory services as income when earned. Retainers incurred from customers are non-refundable payments for services rendered and are considered earned when billed.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended December 31, 2013.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is solely owned by FourBridges Holdings, LLC (FBH) which has provided all the current-year capital contributions. FBH also owns furniture and equipment in the amount of $134,755 at December 31, 2013, which is used by the Company during the regular course of their business at no charge.

NOTE 3 – OFFICE EQUIPMENT

The major class of equipment and accumulated depreciation is as follows:

Office equipment	$ 5,445
Less accumulated depreciation	(193)
Total	$ 5,252

Depreciation expense was $193 for the year ended December 31, 2013.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $293,230, which was $288,230 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was .02 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
FourBridges Capital Advisors, LLC.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental information of FourBridges Capital Advisors, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 MARKET STREET | CHATTANOOGA, TN 37402 | T 423.756.7771 | F 423.265.8125

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 24, 2014

Henderson Hutcherson & McCullough, PLLC

SUPPLEMENTAL INFORMATION

FOURBRIDGES CAPITAL ADVISORS, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Members' equity allowable for net capital	$ 344,915
Total capital allowable	
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable, net	46,338
Office equipment, net	5,252
Other assets	95
	51,685
NET CAPITAL	$ 293,230
AGGREGATE INDEBTEDNESS	$ 59,857
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 3,990
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 288,230
Excess net capital at 1,000 percent	$ 287,244
Percentage of aggregate indebtedness to net capital	20.41%
Percentage of debt to equity	17.35%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2013.

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
FourBridges Capital Advisors, LLC
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FourBridges Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FourBridges Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. FourBridges Capital Advisors, LLC's management is responsible for the FourBridges Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' entries by examining the actual signed check, tracing the assessment payment to the cash disbursements journal. The amount of the check agreed with the amount to be submitted with the SIPC-7. Compared the payment previously made with the assessment paid and submitted with form SIPC-6. Examined the front and back of the cleared check. Traced that payment to the bank statement and cash disbursements journal. No differences or findings were noted;

2. Compared the amounts reported on Forms X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7 with the statements and bank deposits that support the adjustment noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7 and in the related schedules and working papers such as the general ledger detail and supporting source documents for the period January 1, 2012 through December 31, 2013, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which is was originally computed. There was no overpayment carried forward from the form that was filed last year. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 24, 2014

Henderson Hutcherson & McCullough, PLLC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068298 FINRA DEC
FOURBRIDGES CAPITAL ADVISORS LLC 14*14
1300 BROAD ST STE 201
CHATTANOOGA TN 37402-4475

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,029.93

B. Less payment made with SIPC-6 filed (**exclude interest**) (675.42)

July 26, 2013
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 1,354.51

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,354.51

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,354.51

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FourBridges Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 2014.

CFO / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,207,870
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): M & A Advisory on Asset Sales / Buy-Side M&A (Deductions in excess of $100,000 require documentation)	395,899
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	395,899
2d. SIPC Net Operating Revenues	$ 811,971
2e. General Assessment @ .0025	$ 2,029.93

(to page 1, line 2.A.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
February 24, 2014

Henderson Hutcherson & McCullough, PLLC